SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of September 2015

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number

1.1	2015 Interim Report, dated August 19, 2015.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	effects of our restructuring and integration following the completion of our acquisition of the Code Division Multiple Access technology, or CDMA, telecommunications business, or the CDMA Business in 2008;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit; and

•	implementation of a value-added tax to replace the business tax in the PRC.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: September 4, 2015	By:	/s/ Yang Jie
		Name:	Yang Jie
		Title:	President and Chief Operating Officer

中國電信股份有限公司
China Telecom Corporation Limited
HKEx Stock Code 香港交易所股份代碼：728
NYSE Stock Code 紐約證券交易所股份代碼：CHA

奮力前行 傾心回報
STAY Hungry STAY RICH

二零一五年中期報告 Interim Report 2015

Forward-looking

Statements

Certain statements contained in this report may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

Contents

1	Financial Highlights

2	Chairman’s Statement

9	Report on Review of Interim Financial Statements

10	Unaudited Consolidated Statement of Financial Position

12	Unaudited Consolidated Statement of Comprehensive Income

13	Unaudited Consolidated Statement of Changes in Equity

14	Unaudited Consolidated Statement of Cash Flows

16	Notes to the Unaudited Interim Financial Statements

35	Other Information

Financial Highlights

	Six-month period ended 30 June
	2014	2015

Operating revenues (RMB millions)	165,973	164,953
EBITDA[1] (RMB millions)	50,538	50,739
EBITDA margin[2]	34.4%	34.5%
Net profit[3] (RMB millions)	11,436	10,980
Earnings per share (RMB)	0.141	0.136
Capital expenditure (RMB millions)	23,060	36,685
Net asset value[4] per share (RMB)	3.496	3.643

Operating Revenues	EBITDA[1]
(RMB millions)	(RMB millions)

Net Profit [3]	NAV[4] per share
(RMB millions)	(RMB)

1	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation.
2	EBITDA margin was calculated based on EBITDA divided by service revenues.
3	Net profit represented profit attributable to equity holders of the Company.
4	Net asset value represented equity attributable to equity holders of the Company.

Chairman’s Statement

In the first half of 2015, despite the challenges brought by the regulatory policies such as the value-added tax (“VAT”) reform and “speed upgrade & tariff reduction”, the Company managed to achieve a breakthrough in geographical limitations following the issuance of the LTE FDD licence and accelerated development comprehensively. With full exploitation of the competitive capabilities of network, terminals, channels and customer service accumulated in preceding periods and leveraging the favourable policy of tower sharing, the Company focused on strategy implementation and promptly grasped the development pace and initiatives. The 4G network coverage was effectively enhanced and the 4G subscriber scale and market share rapidly increased despite intensified market competition. The edges in broadband network were rapidly transformed into marketing edges, accelerating development in fibre broadband services. The new integrated offering advantages of dual-100Mbps with 4G and fibre broadband gradually emerged while the scale operation and data traffic operation of the Company achieved remarkable overall results. At the same time, seizing these favourable opportunities, the Company persisted in comprehensive in-depth reform and accelerated the Internet-oriented transformation, resulting in continual strengthening in differentiated core competitiveness and vigorous promotion of scale development with a view to expanding the new horizons for future development in full strengths.

Operating Results

In the first half of the year, despite the impact of the regulatory policies such as the VAT reform, the Company’s overall development remained solid. Operating revenues amounted to RMB165.0 billion. Service revenues1 amounted to RMB147.0 billion, remaining stable as

[1]	Service revenues were calculated based on operating revenues minus sales of mobile terminals, sales of wireline equipment and other non-service revenues.

Chairman’s Statement

compared with the same period last year and outperforming industry average growth. The revenues from emerging business increased by approximately 21% over the same period last year, accounting for approximately 34% of service revenues and representing an increase of 6 percentage points over the same period last year. The business structure continued to optimise rapidly. EBITDA2 was RMB50.7 billion, up by 0.4% over the same period last year while EBITDA margin3 was 34.5%. Profit attributable to the equity holders of the Company was RMB11.0 billion, representing a decline of 4% over the same period last year. Basic earnings per share were RMB0.14. Capital expenditure was RMB36.7 billion while free cash flow4 was RMB10.5 billion.

Since the commencement of the pilot programme of the VAT reform in the telecommunications industry in June 2014, the Company has been striving to optimise its development and sales models, implement enhanced management over cost, procurement and vendors’ tax qualifications as well as continue to optimise in revenue structure. The relevant monthly average adverse impact has been moderated. In the future, with the continual expansion of the VAT reform to other industries, it is expected that the Company will be entitled to more input VAT credits, which will be beneficial for the enhancement of its profitability in the long term.

Taking into consideration the Company’s profitability, cash flow level and the capital requirements for future development, the Board of Directors has decided not to pay an interim dividend this year in order to maintain adequate funding flexibility. The Board of Directors will proactively consider a final dividend proposal when reviewing the full year results and will propose to the shareholders’ general meeting accordingly.

Focusing on key businesses to accelerate scale development

In the first half of the year, the Company accelerated the development of its 4G services, driving steady growth of the mobile business. Taking full advantages of tower sharing, the Company rolled out the 4G network fast and effectively to enhance time-to-market and savings in capital expenditure. Leveraging the global mainstream technology standard and spectrum resources advantages, the network has basically covered city areas of county- level or above in general. With investment focus on high-valued areas, the coverage in key cities with high data traffic demand was further strengthened. The Company reasonably applied carrier aggregation technology and launched “e-Surfing 4G+” (LTE-A) service in selected key cities in August to create superior network, branding and reputation. The launch of signature 4G handsets specialised in video streaming, on-line shopping and security functions as well as entry-level handsets rapidly facilitated the all-round co- operation with mainstream handset manufacturers with enriching selection. The Company strengthened brand promotion and experience marketing. A new integrated offering of dual-100Mbps was launched and the design of package plans was optimised to induce the existing subscribers to upgrade to 4G services. Meanwhile, the Company adhered to the terminal-led approach with strategic handsets such as Apple and Samsung to attract more high-end subscribers, resulting in effective enhancement in customer acquisition capabilities. In the first half of the year, mobile service revenues reached RMB62.3 billion, representing an increase of 0.6% over the same

[2]	EBITDA was calculated based on operating revenues minus operating expenses plus depreciation and amortisation.
[3]	EBITDA margin was calculated based on EBITDA divided by service revenues.
[4]	Free cash flow was calculated from EBITDA minus capital expenditure and income tax.

Chairman’s Statement

period last year. The net addition of mobile subscribers was 5.82 million, with total mobile subscribers reaching 191 million. Of which the net addition of 4G terminal users was approximately 22 million, reaching a total of approximately 29 million. The 4G user market share enhanced rapidly as compared with the end of last year. The 3G/4G subscribers accounted for approximately 68% of the total number of mobile subscribers and the subscriber structure was further optimised.

In the first half of the year, the Company fully leveraged the network edges accumulated over the years and comprehensively commenced the end-to-end bandwidth upgrade. The Company also reinforced the concerted development of broadband and 4G, as well as speeding up the product upgrade to promote the profitable and sustainable development of wireline broadband services. Capitalising on its own investment and the introduction of private capital, the construction of fibre network was accelerated. The interconnection of IDCs and capacity expansion of backbone network were fostered to enhance the transmission efficiency of Internet data. Through the establishment of strategic cooperation with key Internet content providers, the access of high quality content sources was assured. Focusing on customers’ experience and clearing all hurdles in the entire end-to- end process, the Company provided superior and high speed Internet experience for subscribers. Implementing the policy of “speed upgrade & tariff reduction”, the Company launched free upgrade for subscribers below 4Mbps bandwidth, and provided promotion offers such as tariff reduction for 50Mbps and 100Mbps mainstream broadband products, leveraging the price elasticity to optimise subscriber structure and enhancing value of subscribers. The Company also focused on the high-definition contents and integrated applications to further perfect the “Smart Family” products portfolio with “Joy me” as a core. In the first half of the year, the wireline broadband service revenue reached RMB37.6 billion, representing an increase of 3% over the same period last year. The number of wireline broadband subscribers reached 110 million, representing a net increase of 2.61 million. The average bandwidth of wireline broadband subscribers reached 18Mbps in June, doubling over the same period last year while the 100Mbps bandwidth subscribers accounted for over 10% of the total subscribers.

In the first half of the year, the Company accelerated the development of emerging business with continual expansion in business scale and revenue contribution. In addition to focusing on innovative data traffic products including dedicated-data traffic packages, “Data Traffic 800” and “Liuliangbao”, the Company refined the package design in response to the policy of “speed upgrade & tariff reduction”, providing more data concessions to subscribers. It led to rapid increase in data traffic scale and overall value. In the first half of the year, mobile handset Internet access revenues amounted to RMB22.5 billion, representing an increase of

Chairman’s Statement

43% over the same period last year. The handset Internet data traffic increased by 77% over the same period last year, and the monthly average data traffic per 3G/4G handset subscriber reached 311MB, representing an increase of 43% over same period last year. The Company reinforced differentiated capabilities of YiChat products by launching the enterprise version to create the edges in business communications services. New services applications like payment and lifestyle service were also embedded. The user scale of YiChat expanded continuously and the registered users reached 180 million by end of June. The Company also accelerated the expansion of the collaborative business coverage of “BestPay” and deepened the exploration in Internet finance services such as wealth management and credit reference. In the first half of the year, the gross merchandise value of “BestPay” reached approximately RMB380 billion, an increase of two-fold over the same period last year. Led by the “Smart Cities” project, the Company fully leveraged the industry applications to drive the key markets such as business customers and campuses. The Company persisted in strengthening the integrated operation of IDC nationwide and launched the new deployment “8+2+X”5 integrating cloud and network to provide secured, timely and premier cloud services for customers to establish the differentiated service capability in the enterprise market. The Company firmly grasped the business opportunities of “Internet+” and accelerated the upgrade of ICT service from basic integration service to Internet-oriented operations. In the first half of the year, the Company’s overall ICT revenues amounted to RMB14.2 billion, representing an increase of 11% over the same period last year.

Fostering reform and innovation to enhance differentiated edges

In the first half of the year, the Company adhered to comprehensive in-depth reform and persisted in stimulating corporate vitality. Through thorough promotion of sub-division of performance evaluation units, the Company accelerated the selection and training of “unit CEOs” with over 30,000 “unit CEOs” nationwide. As the main force of market-oriented reform grew rapidly, the efficiency and return of the frontline operation was profoundly enhanced. The establishment of the “top-down” service support system was expedited, promoting change in corporate management and further flattening organisation structure. Through various methods including efficiently-centralised support, frontline-oriented service and reverse appraisal, internal interaction was strengthened and a highly-efficient, responsive and collaborative operating system was created.

[5]	“8+2+X” denotes 8 major regional nodes, 2 core cloud data centre bases in Inner Mongolia and Guizhou and dynamic city nodes in accordance with customers’ demand.

Chairman’s Statement

Accurately grasping the Internet dynamics, the Company has achieved remarkable progress in Internet-oriented transformation. The Company proactively commenced the professional and coordinated channel operation with O2O as a core as well as enhanced the development efficiency of specialty stores and open channels. Marketing modes such as WeChat shops were further diversified. With the consolidation of online sales and service portals, the online integrated service platform “Joy go” was launched, so as to strengthen the efficiently-centralised Internet-oriented marketing and services. The overall capability and cost efficiency of channel sales were further enhanced. Firmly seizing the strategic opportunities of the implementation of the national “Internet+” action plan, the Company timely released the “Internet+” action white paper with the layout of four key strategic areas: modern agriculture, industrial manufacturing, emerging services and corporate operations, focusing on 10 major projects such as smart production. In cooperation with the partners, the Company will explore the best business models for value chain operations and work together to create an open, highly-efficient collaborative industry ecosystem to promote the evolution and upgrade of traditional industries. The Company leveraged new international mainstream technology such as Software Defined Network (SDN) to promote the Internet-oriented transformation of the network while using customer experience as a core to promote transformation of network maintenance to network operations. Facing the demands from Internet-oriented operations, the efficiently- centralised operations of IT services was expedited, resulting in consistent enhancement in both market response capability and operating efficiency.

Focused on the Company’s own strengths and resources, the capabilities of differentiated products were rapidly enhanced. The security products were developed quickly. The network security product “cloud dam” and security handsets launched at the end of last year started to establish their scale. The recent launch of “e-Surfing security” brand and a series of related products continuously optimised the all-round security protection system integrating the “cloud, pipe and device”. The operation capability of secured WiFi platform was further strengthened and the hotspots of the Company’s “aWiFi” platform reached 500,000. The Company leveraged the edges in secured unified account authentication and large scale hotspot resources to attract business partners to explore the new WiFi business models. The application scope and scale of Near Field Communication (NFC) business continued to expand, with the launch of public transport card function in 90 cities nationwide and e-Surfing RFID function in 24 provinces, as well as UnionPay applications collaborating with 23 banks. The NFC users have already exceeded 20 million. In addition to providing secured cloud-based infrastructure resources, the Company continued to expand cloud applications and services to further enrich the cloud computing product line. In the first half of the year, the revenues from cloud computing products amounted to RMB470 million, representing a 54% increase over the same period last year with rapid increase in worldwide leading and reputable corporate customers. Applying the existing rich data resources, the Company proactively explored Big Data products development and launched precision marketing and customer retention internally while further promoting the application scope of Big Data products such as “Smart Insight”, “Smart Credit Reference” externally, laying a foundation for future scale development.

Chairman’s Statement

Corporate Governance and Social Responsibility

We are committed to maintaining a high level of corporate governance, attaching great importance to risk management and control. We strive to enhance corporate transparency and value to ensure our healthy and orderly growth. Our persistent efforts in corporate governance have been widely recognised by the capital markets. We have been accredited with a number of awards and recognition for the year to date, including the “Most Honored Company in Asia” by Institutional Investor for five consecutive years and the “Overall Best Managed Company in Asia” by FinanceAsia for five consecutive years.

We persisted in operating with integrity and proactively fulfilled our corporate social responsibility to maintain a fair and orderly environment for market competition and facilitate healthy development of the entire value chain. Meanwhile, we actively promoted green operations, further strengthening energy conservation and emission reduction to improve utilisation efficiency of resources. We accomplished telecommunications assurance tasks for significant events such as the 2015 World Table Tennis Championships and disaster reliefs and were highly commended by the society.

Outlook

2015 marks a crucial year for the Company’s 4G scale development and change in the industry competitive landscape. The Company is facing various challenges including a slowdown in macro-economic growth, saturated market on mobile subscribers, VAT reform and “speed upgrade & tariff reduction”, as well as intensifying competition within and across the industries. However, following the rapid development of the Internet industry together with the initiation and implementation of the national “Internet+” action plan, the benefits from the national “innovation-driven” policy became prominent. With the rapid growth in the demand for the high speed Internet, there will be huge development opportunity for information economy represented by the “Internet+” and vast potential for the Company’s prospects.

In the second half of the year, the Company will optimise the allocation of investment resources and adopt the latest technology to continuously strengthen 4G premier network quality, brand advantage and leading customer experience, fully leveraging the tower sharing to enhance corporate value and taking customer experience as the core. We will step up our support for non-customised handsets, vigorously promoting the development of signature terminals such as dual-SIM 6-mode handsets, 4G+ handsets and security handsets. We will also comprehensively accelerate the transformation of channel operation model with O2O as the core and establish 60,000 premier specialty stores to strengthen our influence on terminals and channels. At the same time, the Company will further strengthen its differentiated competitive edges in wireline broadband network and promote scale development of its “Smart Family” products, “Joy me”, to continuously enhance the scale and return of the fibre broadband subscribers.

Chairman’s Statement

The Company will closely follow up and strive to accommodate the regulatory requirements of “speed upgrade & tariff reduction”. The Company will continuously explore and optimise the business model of data traffic operation, leveraging data price elasticity to increase sales at lower unit prices in order to achieve a win-win situation. Making use of Big Data analysis, the Company will commence precision data traffic operations to enhance data value. We will commence co-operation in various forms and actively explore and refine the data traffic operation model integrating forward- and backward-operations. At the same time, the Company will leverage its strengths in network and customer resources to continuously promote Internet-oriented transformation and manage well its Internet data analytics to accelerate scale expansion of its differentiated products. Adhering to open cooperation, the Company will aim for achieving breakthroughs on “Internet+” applications and the rapid formation of product capabilities in cloud computing, Big Data, Internet of Things and other new technology application areas, strengthening competitive advantages of the ecosystem.

Looking ahead, we have full confidence. We will follow the established strategic plans to pursue innovative development, in-depth reform and excellent execution. We will well- perform the “punches combo” of scale development, data traffic operation and Internet data analytics to further enhance revenue and subscriber market share, fully promoting the changes in the industry landscape towards a favourable direction, with a view to continuously creating new value for shareholders.

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express my sincere appreciation to all our shareholders and customers for their support. I would also like to express my sincere thanks to all our employees for their hard work and contribution. Also, I would like to welcome Mr. Sui Yixun and Mr. Ye Zhong to join our Supervisory Committee.

Wang Xiaochu
Chairman and Chief Executive Officer
Beijing, China

19 August 2015

Report on Review of Interim Financial Statements

To the Board of Directors of China Telecom Corporation Limited

Introduction

We have reviewed the interim financial statements of China Telecom Corporation Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) set out on pages 10 to 34, which comprise the consolidated statement of financial position as at 30 June 2015 and the related consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the six-month period then ended, and certain explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”) issued by the International Accounting Standards Board. The directors of the Company are responsible for the preparation and presentation of these interim financial statements in accordance with IAS 34. Our responsibility is to express a conclusion on these interim financial statements based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants. A review of these interim financial statements consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that these interim financial statements are not prepared, in all material respects, in accordance with IAS 34.

Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

19 August 2015

Consolidated Statement of Financial Position (Unaudited)

at 30 June 2015

(Amounts in millions)

	Note	30 June 2015 RMB	31 December 2014 RMB

ASSETS

Non-current assets
Property, plant and equipment, net		364,198	372,876
Construction in progress		63,443	53,181
Lease prepayments		24,119	24,410
Goodwill		29,917	29,917
Intangible assets		8,796	8,984
Interests in associates		3,651	4,106
Investments		1,939	972
Deferred tax assets	8	3,896	3,232
Other assets		4,192	4,053

Total non-current assets		504,151	501,731

Current assets
Inventories		3,573	4,225
Income tax recoverable		1,144	1,360
Accounts receivable, net	4	27,691	21,562
Prepayments and other current assets		12,995	10,581
Short-term bank deposits		2,173	1,379
Cash and cash equivalents	5	21,228	20,436

Total current assets		68,804	59,543

Total assets		572,955	561,274

The notes on pages 16 to 34 form part of these interim financial statements.

Consolidated Statement of Financial Position (Unaudited)

at 30 June 2015

(Amounts in millions)

	Note	30 June 2015 RMB	31 December 2014 RMB

LIABILITIES AND EQUITY

Current liabilities
Short-term debt	6	28,117	43,976
Current portion of long-term debt	6	75	82
Accounts payable	7	98,087	88,458
Accrued expenses and other payables		83,615	72,442
Income tax payable		1,163	307
Current portion of deferred revenues		968	1,060

Total current liabilities		212,025	206,325

Net current liabilities		(143,221)	(146,782)

Total assets less current liabilities		360,930	354,949

Non-current liabilities
Long-term debt and payable	6	62,435	62,494
Deferred revenues		664	798
Deferred tax liabilities	8	1,617	1,125
Other non-current liabilities		423	424

Total non-current liabilities		65,139	64,841

Total liabilities		277,164	271,166

Equity
Share capital		80,932	80,932
Reserves		213,872	208,251

Total equity attributable to equity holders of the Company		294,804	289,183
Non-controlling interests		987	925

Total equity		295,791	290,108

Total liabilities and equity		572,955	561,274

The notes on pages 16 to 34 form part of these interim financial statements.

Consolidated Statement of Comprehensive Income (Unaudited)

for the six-month period ended 30 June 2015

(Amounts in millions, except per share data)

		Six-month period ended 30 June
	Note	2015 RMB	2014 RMB
Operating revenues	9	164,953	165,973
Operating expenses
Depreciation and amortisation		(33,585)	(32,776)
Network operations and support	10	(37,224)	(29,332)
Selling, general and administrative		(25,062)	(36,943)
Personnel expenses	11	(28,079)	(24,642)
Other operating expenses	12	(23,849)	(24,518)

Total operating expenses		(147,799)	(148,211)

Operating profit		17,154	17,762
Net finance costs	13	(2,160)	(2,736)
Investment income		6	2
Share of (losses)/profits of associates		(456)	7

Profit before taxation		14,544	15,035
Income tax	14	(3,536)	(3,561)

Profit for the period		11,008	11,474

Other comprehensive income for the period
Items that may be reclassified subsequently to profit or loss
Change in fair value of available-for-sale equity securities		967	(41)
Deferred tax on change in fair value of available-for-sale equity securities		(242)	10
Exchange difference on translation of financial statements of subsidiaries outside mainland China		(11)	26
Share of other comprehensive income of associates		1	(2)

Other comprehensive income for the period, net of tax		715	(7)

Total comprehensive income for the period		11,723	11,467

Profit attributable to
Equity holders of the Company		10,980	11,436
Non-controlling interests		28	38

Profit for the period		11,008	11,474

Total comprehensive income attributable to
Equity holders of the Company		11,695	11,429
Non-controlling interests		28	38

Total comprehensive income for the period		11,723	11,467

Basic earnings per share	16	0.14	0.14

Number of shares (in millions)	16	80,932	80,932

The notes on pages 16 to 34 form part of these interim financial statements.

Consolidated Statement of Changes in Equity (Unaudited)

for the six-month period ended 30 June 2015

(Amounts in millions)

		Attributable to equity holders of the Company
	Note	Share capital RMB	Capital reserve RMB	Share premium RMB	Statutory reserves RMB	Other reserves RMB	Exchange reserve RMB	Retained earnings RMB	Total RMB	Non- controlling interests RMB	Total equity RMB

Balance as at 1 January 2014		80,932	17,064	10,746	67,392	427	(944)	102,124	277,741	923	278,664
Profit for the period		—	—	—	—	—	—	11,436	11,436	38	11,474
Other comprehensive income		—	—	—	—	(33)	26	—	(7)	—	(7)

Total comprehensive income		—	—	—	—	(33)	26	11,436	11,429	38	11,467

Dividends	15	—	—	—	—	—	—	(6,198)	(6,198)	—	(6,198)

Balance as at 30 June 2014		80,932	17,064	10,746	67,392	394	(918)	107,362	282,972	961	283,933

Balance as at 1 January 2015		80,932	17,064	10,746	69,072	384	(941)	111,926	289,183	925	290,108
Profit for the period		—	—	—	—	—	—	10,980	10,980	28	11,008
Other comprehensive income		—	—	—	—	726	(11)	—	715	—	715

Total comprehensive income		—	—	—	—	726	(11)	10,980	11,695	28	11,723

Acquisition of non-controlling interests		—	(1)	—	—	—	—	—	(1)	(6)	(7)
Contribution from non-controlling interests		—	87	—	—	—	—	—	87	40	127
Dividends	15	—	—	—	—	—	—	(6,160)	(6,160)	—	(6,160)

Balance as at 30 June 2015		80,932	17,150	10,746	69,072	1,110	(952)	116,746	294,804	987	295,791

The notes on pages 16 to 34 form part of these interim financial statements.

Consolidated Statement of Cash Flows (Unaudited)

for the six-month period ended 30 June 2015

(Amounts in millions)

		Six-month period ended 30 June
	Note	2015 RMB	2014 RMB

Net cash from operating activities	(a)	54,412	43,985

Cash flows used in investing activities
Capital expenditure		(37,123)	(31,751)
Purchase of investments		(1)	—
Lease prepayments		(90)	(40)
Proceeds from disposal of property, plant and equipment		243	131
Proceeds from disposal of lease prepayments		—	6
Purchase of short-term bank deposits		(2,114)	(1,526)
Maturity of short-term bank deposits		1,325	1,614

Net cash used in investing activities		(37,760)	(31,566)

Cash flows used in financing activities
Proceeds from bank and other loans		20,568	11,541
Repayments of bank and other loans		(36,471)	(22,785)
Payment of dividends		(70)	(105)
Payment for the acquisition of non-controlling interests		(7)	—
Contribution from non-controlling interests		127	—
Payment of the acquisition price of the Seventh Acquisition	(b)	—	(278)
Net cash distributions to non-controlling interests		—	(1)

Net cash used in financing activities		(15,853)	(11,628)

Net increase in cash and cash equivalents		799	791
Cash and cash equivalents at 1 January		20,436	16,070
Effect of changes in foreign exchange rate		(7)	30

Cash and cash equivalents at 30 June		21,228	16,891

The notes on pages 16 to 34 form part of these interim financial statements.

Consolidated Statement of Cash Flows (Unaudited)

for the six-month period ended 30 June 2015

(Amounts in millions)

(a)	Reconciliation of profit before taxation to net cash from operating activities

	Six-month period ended 30 June
	2015 RMB	2014 RMB

Profit before taxation	14,544	15,035
Adjustments for:
Depreciation and amortisation	33,585	32,776
Impairment losses for doubtful debts	1,471	1,587
Write down of inventories	37	97
Investment income	(6)	(2)
Share of losses/(profits) of associates	456	(7)
Interest income	(164)	(130)
Interest expense	2,362	2,859
Unrealised foreign exchange (gain)/loss	(38)	7
Loss on disposal of property, plant and equipment	1,865	1,377

Operating profit before changes in working capital	54,112	53,599
Increase in accounts receivable	(7,567)	(8,765)
Decrease in inventories	625	476
Increase in prepayments and other current assets	(2,076)	(1,784)
Increase in other assets	(151)	(141)
Increase in accounts payable	6,523	754
Increase in accrued expenses and other payables	8,259	5,714
Decrease in deferred revenues	(226)	(325)

Cash generated from operations	59,499	49,528
Interest received	176	142
Interest paid	(2,385)	(2,467)
Income tax paid	(2,878)	(3,218)

Net cash from operating activities	54,412	43,985

(b)	The Seventh Acquisition represents the acquisition of the 100% equity interest in China Telecom (Europe) Limited, a wholly owned subsidiary of China Telecommunications Corporation, by China Telecom Global Limited, a subsidiary of the Company, from China Telecommunications Corporation on 31 December 2013.

The notes on pages 16 to 34 form part of these interim financial statements.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2015

1.	Principal Activities

China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) offers a comprehensive range of wireline and mobile telecommunications services including wireline voice, mobile voice, Internet, telecommunication network resource services and lease of network equipment, value-added services, integrated information application services and other related services. The Group provides wireline telecommunications services and related services in Beijing Municipality, Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region of the People’s Republic of China (the “PRC”). Following the acquisition of Code Division Multiple Access (“CDMA”) mobile telecommunications business in October 2008, the Group also provides mobile telecommunications and related services in the mainland China and Macau Special Administrative Region (“Macau”) of the PRC. The Group also provides international telecommunications services, including lease of network equipment, International Internet access and transit, and Internet data centre service in certain countries of the Asia Pacific, Europe, Africa, South America and North America regions. The operations of the Group in the mainland China are subject to the supervision and regulation by the PRC government.

2.	Basis of Preparation

These interim financial statements have been prepared in accordance with International Accounting Standard 34, (“IAS 34”) “Interim Financial Reporting” issued by the International Accounting Standards Board and the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. These interim financial statements, which were authorised for issuance by the Board of Directors on 19 August 2015, reflect the unaudited financial position of the Group as at 30 June 2015 and the unaudited results of operations and cash flows of the Group for the six-month period then ended, which are not necessarily indicative of the results of operations and cash flows expected for the year ending 31 December 2015.

These interim financial statements are prepared on the historical cost basis as modified by the revaluation of certain available-for-sale equity securities at fair value.

Except as described below, these interim financial statements have been prepared in accordance with the same accounting policies adopted in the 2014 annual financial statements of the Group.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2015

2.	Basis of Preparation (continued)

In the current interim period, the Group has applied, for the first time, the following amendments to International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board that are mandatorily effective for the current period:

Amendments to IAS 19, “Defined Benefit Plans: Employee Contributions”

Annual Improvements to IFRSs 2010–2012 Cycle

Annual Improvements to IFRSs 2011–2013 Cycle

The application of the above amendments to IFRSs has had no material effect on the Group’s interim financial statements.

The preparation of interim financial statements in conformity with IAS 34, “Interim Financial Reporting” requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

These interim financial statements contain consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2014 annual financial statements. The interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with IFRSs.

These interim financial statements are unaudited, but have been reviewed by the Audit Committee of the Company. These interim financial statements have also been reviewed by the Company’s international independent auditor in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants.

The financial information relating to the financial year ended 31 December 2014 that is included in these interim financial statements as being previously reported does not constitute the Group’s statutory financial statements for that financial year but is derived from those financial statements. The statutory financial statements for the year ended 31 December 2014 are available from the Company’s registered office. The Company’s international independent auditor has expressed an unqualified opinion on those financial statements in the report dated 18 March 2015.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2015

3.	Segmental Reporting

An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resource and assess performance of the segment. For the periods presented, management has determined that the Group has one operating segment as the Group is only engaged in the integrated telecommunications business. The Group’s assets located outside mainland China and operating revenues derived from activities outside mainland China are less than 10% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial. No single external customer accounts for 10 percent or more of the Group’s operating revenues.

4.	Accounts Receivable, Net

Accounts receivable, net, are analysed as follows:

	Note	30 June 2015 RMB millions	31 December 2014 RMB millions

Third parties		29,933	22,853
China Telecom Group	(i)	436	329
Other telecommunications operators in the PRC		1,198	858

		31,567	24,040

Less: Allowance for doubtful debts		(3,876)	(2,478)

		27,691	21,562

Note:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2015

4.	Accounts Receivable, Net (continued)

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	30 June 2015 RMB millions	31 December 2014 RMB millions

Current, within 1 month	11,710	11,273
1 to 3 months	3,572	2,600
4 to 12 months	2,390	1,865
More than 12 months	1,422	660

	19,094	16,398
Less: Allowance for doubtful debts	(3,513)	(2,355)

	15,581	14,043

Ageing analysis of accounts receivable from other telecommunications operators and enterprise customers is as follows:

	30 June 2015 RMB millions	31 December 2014 RMB millions

Current, within 1 month	4,117	3,012
1 to 3 months	3,143	1,679
4 to 12 months	3,534	1,924
More than 12 months	1,679	1,027

	12,473	7,642
Less: Allowance for doubtful debts	(363)	(123)

	12,110	7,519

Amounts due from the provision of telecommunications services to customers are generally due within 30 days from the date of billing.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2015

5.	Cash and Cash Equivalents

	30 June 2015 RMB millions	31 December 2014 RMB millions

Cash at bank and in hand	19,235	18,660
Time deposits with original maturity within three months	1,993	1,776

	21,228	20,436

6.	Short-Term and Long-term Debt and Payable

Short-term debt comprises:

	30 June 2015 RMB millions	31 December 2014 RMB millions

Loans from banks – unsecured	5,249	5,399
Super short-term commercial papers – unsecured	3,000	18,997
Other loans – unsecured	182	182
Loans from China Telecom Group – unsecured	19,686	19,398

Total short-term debt	28,117	43,976

The weighted average interest rate of the Group’s total short-term debt as at 30 June 2015 was 4.6% (31 December 2014: 5.1%) per annum. As at 30 June 2015, the Group’s loans from banks and other loans bear interest at rates ranging from 4.5% to 11.0% (31 December 2014: 4.5% to 11.0%) per annum and are repayable within one year; super short-term commercial papers amounting to RMB3 billion as at 30 June 2015 bear interest at a fixed rate of 4.38% per annum and were fully repaid in July 2015; the loans from China Telecom Group bear interest at rates from 4.1% to 4.5% (31 December 2014: 4.5%) per annum and are repayable within one year.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2015

6.	Short-Term and Long-term Debt and Payable (continued)

Long-term debt and payable comprises:

	Note	30 June 2015 RMB millions	31 December 2014 RMB millions

Loans from banks – unsecured	(i)	799	865
Other loans – unsecured	(i)	1	1
Amounts due to China Telecommunications
Corporation – unsecured
Deferred consideration of Mobile Network Acquisition	(ii)	61,710	61,710

Total long-term debt and payable		62,510	62,576
Less: current portion		(75)	(82)

Non-current portion		62,435	62,494

Note:

(i)	The loans from banks and other loans bear interest at rates ranging from 1.00% to 8.30% (31 December 2014: 1.00% to 8.30%) per annum with maturity through 2060.
(ii)	Represents the remaining balance of the deferred consideration payable to China Telecommunications Corporation in respect of the acquisition of certain CDMA network assets and associated liabilities, which were held by China Telecommunications Corporation through network branches located in 30 provinces, municipalities and autonomous regions in the PRC (hereinafter referred to as the “Mobile Network Acquisition”). The Company may, from time to time, pay all or part of the deferred payment at any time after the completion date without penalty until the fifth anniversary of the completion date of the Mobile Network Acquisition. The Company pays interest on the deferred payment to China Telecommunications Corporation at half-yearly intervals and the interest accrues from the day following the completion of the Mobile Network Acquisition. The interest rate is set at a 5 basis points premium to the yield of the 5-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors before the completion date of the Mobile Network Acquisition and will be adjusted once a year in accordance with the last yield of the 5-year super AAA rated Medium Term Notes most recently published by the National Association of Financial Market Institutional Investors at the end of each year. The annual interest rates for 2014 and 2015 are 6.25% and 5.11%, respectively.

If the amount is not paid when due, the Company is required to pay the liquidated damages on such amount at a daily rate of 0.03% of the amount in arrears from the day following the applicable due date to the date that such amount has actually been paid in full.

The Group’s short-term and long-term debt and payable do not contain any financial covenants. As at 30 June 2015, the Group had unutilised committed credit facilities amounting to RMB115,597 million (31 December 2014: RMB130,488 million).

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2015

7.	Accounts Payable

Accounts payable are analysed as follows:

	30 June 2015 RMB millions	31 December 2014 RMB millions

Third parties	78,290	71,934
China Telecom Group	18,933	15,667
Other telecommunications operators in the PRC	864	857

	98,087	88,458

Amounts due to China Telecom Group are payable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable is as follows:

	30 June 2015 RMB millions	31 December 2014 RMB millions

Due within 1 month or on demand	17,567	17,783
Due after 1 month but within 3 months	13,017	11,678
Due after 3 months but within 6 months	22,717	14,825
Due after 6 months	44,786	44,172

	98,087	88,458

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2015

8.	Deferred Tax Assets and Liabilities

The components of deferred tax assets and deferred tax liabilities recognised in the consolidated statement of financial position and the movements are as follows:

	Assets		Liabilities		Net Balance
	30 June 2015 RMB millions	31 December 2014 RMB millions	30 June 2015 RMB millions	31 December 2014 RMB millions	30 June 2015 RMB millions	31 December 2014 RMB millions

Provisions and impairment losses, primarily for doubtful debts	1,503	1,156	—	—	1,503	1,156
Property, plant and equipment	2,155	1,788	(1,054)	(773)	1,101	1,015
Deferred revenues and installation costs	238	288	(158)	(189)	80	99
Available-for-sale equity securities	—	—	(405)	(163)	(405)	(163)

Deferred tax assets/(liabilities)	3,896	3,232	(1,617)	(1,125)	2,279	2,107

	Balance at 1 January 2015 RMB millions	Recognised in consolidated statement of comprehensive income RMB millions	Balance at 30 June 2015 RMB millions

Provisions and impairment losses, primarily for doubtful debts	1,156	347	1,503
Property, plant and equipment	1,015	86	1,101
Deferred revenues and installation costs	99	(19)	80
Available-for-sale equity securities	(163)	(242)	(405)

Net deferred tax assets	2,107	172	2,279

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2015

9.	Operating Revenues

Operating revenues represent revenues from the provision of telecommunications services. The components of the Group’s operating revenues are as follows:

		Six-month period ended 30 June
	Note	2015 RMB millions	2014 RMB millions

Wireline voice	(i)	15,268	17,561
Mobile voice	(ii)	24,889	30,148
Internet	(iii)	62,274	54,755
Value-added services	(iv)	20,128	18,996
Integrated information application services	(v)	13,966	14,538
Telecommunications network resource services and lease of network equipment	(vi)	8,667	9,209
Others	(vii)	19,761	20,766

		164,953	165,973

Note:

Before 1 June 2014, most of the Group’s operating revenues were subject to business tax levied at rates of 3%, and relevant business tax was set off against operating revenues. Pursuant to the Notice on Covering Telecommunications Industries under the VAT Reform (Caishui [2014] No.43) jointly issued by the Ministry of Finance and the State Administration of Taxation, from 1 June 2014, the pilot programme of replacing business tax with VAT is extended to cover the telecommunications industry. The VAT rate for basic telecommunications services (including voice communication, lease or sale of network resources) is 11% while the VAT rate for value-added telecommunications services (including Internet access services, short and multimedia messaging services, transmission and application service of electronic data and information) is 6%, and VAT is excluded from operating revenues. With effect from 1 June 2014, the Group is no longer required to pay business tax of 3% on telecommunications services.

(i)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees, interconnections fees and installation fees charged to customers for the provision of wireline telephony services.
(ii)	Represent the aggregate amount of monthly fees, local usage fees, domestic long distance usage fees, international, Hong Kong, Macau and Taiwan long distance usage fees and interconnections fees charged to customers for the provision of mobile telephony services.
(iii)	Represent amounts charged to customers for the provision of Internet access services.
(iv)	Represent the aggregate amount of fees charged to customers for the provision of value-added services, which comprise primarily caller ID services, short messaging services, Colour Ring Tone, Internet data centre and Virtual Private Network services and etc.
(v)	Represent primarily the aggregate amount of fees charged to customers for Best Tone information services and IT services and applications.
(vi)	Represent primarily the aggregate amount of fees charged to customers for the provision of telecommunications network resource services and lease income from other domestic telecommunications operators and enterprise customers for the usage of the Group’s telecommunications networks and equipment.
(vii)	Represent primarily revenue from sale, and repair and maintenance of equipment as well as the resale of mobile services (MVNO).

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2015

10.	Network Operations and Support Expenses

Included in the Group’s network operations and support expenses are as follows:

	Six-month period ended 30 June
	2015 RMB millions	2014 RMB millions

Operating and maintenance	20,713	15,527
Utility	5,944	5,777
Property rental and management fee	5,648	4,362
Others	4,919	3,666

	37,224	29,332

11.	Personnel Expenses

Personnel expenses are attributable to the following functions:

	Six-month period ended 30 June
	2015 RMB millions	2014 RMB millions

Network operations and support	18,171	15,126
Selling, general and administrative	9,908	9,516

	28,079	24,642

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2015

12.	Other Operating Expenses

Other operating expenses consist of:

		Six-month period ended 30 June
	Note	2015 RMB millions	2014 RMB millions

Interconnection charges	(i)	6,170	6,342
Cost of goods sold	(ii)	16,872	17,974
Donations		2	7
Others	(iii)	805	195

		23,849	24,518

Note:

(i)	Interconnection charges represent amounts incurred for the use of other domestic and foreign telecommunications operators’ networks for delivery of voice and data traffic that originate from the Group’s telecommunications networks.
(ii)	Cost of goods sold primarily represents cost of telecommunications equipment sold.
(iii)	Others mainly include other surcharges related to VAT.

13.	Net Finance Costs

Net finance costs comprise:

	Six-month period ended 30 June
	2015 RMB millions	2014 RMB millions

Interest expense incurred	2,517	3,014
Less: Interest expense capitalised*	(155)	(155)

Net interest expense	2,362	2,859
Interest income	(164)	(130)
Foreign exchange losses	11	19
Foreign exchange gains	(49)	(12)

	2,160	2,736

* Interest expense was capitalised in construction in progress at the following rates per annum	3.8%–5.7%	4.2%–6.0%

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2015

14.	Income Tax

Income tax in the profit or loss comprises:

	Six-month period ended 30 June
	2015 RMB millions	2014 RMB millions

Provision for PRC income tax	3,922	4,020
Provision for income tax in other tax jurisdictions	28	34
Deferred taxation	(414)	(493)

	3,536	3,561

A reconciliation of the expected tax expense with the actual tax expense is as follows:

		Six-month period ended 30 June
	Note	2015 RMB millions	2014 RMB millions

Profit before taxation		14,544	15,035

Expected income tax expense at statutory tax rate of 25%	(i)	3,636	3,759
Differential tax rate on PRC subsidiaries’ and branches’ income	(i)	(185)	(159)
Differential tax rate on other subsidiaries’ income	(ii)	(16)	(25)
Non-deductible expenses	(iii)	141	123
Non-taxable income	(iv)	(39)	(31)
Others	(v)	(1)	(106)

Actual income tax expense		3,536	3,561

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2015

14.	Income Tax (continued)

Note:

(i)	Except for certain subsidiaries and branches which are mainly taxed at preferential rate of 15%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC.
(ii)	Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 12% to 38%.
(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.
(iv)	Amounts represent miscellaneous income which are not subject to income tax.
(v)	Amounts primarily represent tax deduction on prior year research and development expenses and losses on disposal of property, plant and equipment approved by tax authorities during the period.

15.	Dividends

Pursuant to the shareholders’ approval at the Annual General Meeting held on 27 May 2015, a final dividend of RMB0.076120 (equivalent to HK$0.095) per share totaling RMB6,160 million in respect of the year ended 31 December 2014 was declared and paid on 17 July 2015.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 29 May 2014, a final dividend of RMB0.076583 (equivalent to HK$0.095) per share totaling RMB6,198 million in respect of the year ended 31 December 2013 was declared and paid on 18 July 2014.

The Board of Directors has resolved not to pay an interim dividend.

16.	Basic Earnings per Share

The calculation of basic earnings per share for the six-month period ended 30 June 2015 and 2014 is based on the profit attributable to equity holders of the Company of RMB10,980 million and RMB11,436 million, respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for the periods presented.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2015

17.	Capital Commitments

As at 30 June 2015 and 31 December 2014, the Group had capital commitments as follows:

	30 June 2015 RMB millions	31 December 2014 RMB millions

Contracted for but not provided
Property	743	422
Telecommunications network plant and equipment	7,563	6,743

	8,306	7,165

Authorised but not contracted for
Property	707	466
Telecommunications network plant and equipment	12,098	6,361

	12,805	6,827

18.	Fair Value Measurements of Financial Instruments

Financial assets of the Group include cash and cash equivalents, bank deposits, investments, accounts receivable, advances and other receivables. Financial liabilities of the Group include short-term and long-term debt and payable, other non-current liabilities, accounts payable, accrued expenses and other payables. The Group does not hold nor issue financial instruments for trading purposes.

Fair Value Measurements

Based on IFRS 13, Fair Value Measurement, the fair value of each financial instrument is categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

•	Level 1:	fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments

•	Level 2:	fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data

•	Level 3:	fair values measured using valuation techniques in which any significant input is not based on observable market data

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2015

18.	Fair Value Measurements of Financial Instruments (continued)

Fair Value Measurements (continued)

The fair values of the Group’s financial instruments (other than long-term debt and payable, other non-current liabilities and available-for-sale equity investment securities) approximate their carrying amounts due to the short-term maturity of these instruments.

The Group’s available-for-sale equity investment securities are categorised as level 1 financial instruments. The fair value of the Group’s available-for-sale equity investment securities is RMB1,912 million as at 30 June 2015 (31 December 2014: RMB945 million), based on quoted market price on a PRC stock exchange. The Group’s long-term investments, other than the available-for-sale equity investment securities, are unlisted equity interests for which no quoted market prices exist in the PRC and because their fair values cannot be measured reliably, so their fair values were not disclosed.

The fair values of long-term debt and payable and other non-current liabilities are estimated by discounting future cash flows using current market interest rates offered to the Group for debt with substantially the same characteristics and maturities. The fair value measurement of long-term debt and payable and other non-current liabilities is categorised as level 2. The interest rates used by the Group in estimating the fair values of long-term debt and payable and other non-current liabilities, having considered the foreign currency denomination of the debt, ranged from 1.0% to 5.4% (31 December 2014: 1.0% to 6.6%). As at 30 June 2015 and 31 December 2014, the carrying amounts and fair values of the Group’s long-term debt and payable and other non-current liabilities were as follows:

	30 June 2015		31 December 2014
	Carrying amount RMB millions	Fair value RMB millions	Carrying amount RMB millions	Fair value RMB millions

Long-term debt and payable	62,510	63,794	62,576	62,686
Other non-current liabilities	423	396	424	357

During the period, there were no transfers among instruments in level 1, level 2 or level 3.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2015

19.	Related Party Transactions

(a)	Transactions with China Telecom Group

The Group is a part of companies under China Telecommunications Corporation, a company owned by the PRC government, and has significant transactions and business relationships with members of China Telecom Group.

The principal transactions with China Telecom Group which were carried out in the ordinary course of business are as follows:

		Six-month period ended 30 June
	Note	2015 RMB millions	2014 RMB millions

Purchases of telecommunications equipment and materials	(i)	2,209	1,395
Sales of telecommunications equipment and materials	(i)	1,606	1,623
Construction and engineering services	(ii)	7,830	4,964
Provision of IT services	(iii)	66	81
Receiving IT services	(iii)	362	331
Receiving community services	(iv)	1,147	1,255
Receiving ancillary services	(v)	5,556	5,908
Property lease income	(vi)	15	18
Property lease expenses	(vi)	297	297
Net transaction amount of centralised services	(vii)	224	220
Interconnection revenues	(viii)	30	22
Interconnection charges	(viii)	212	173
Internet applications channel services	(ix)	188	180
Interest on amounts due to and loans from China Telecom Group	(x)	2,042	2,290
Lease of CDMA network facilities	(xi)	108	93
Lease of inter-provincial transmission optic fibres	(xii)	10	10
Lease of land use rights	(xiii)	8	8

Note:

(i)	Represent the amount of telecommunications equipment and materials purchased from/sold to China Telecom Group and commission paid and payable for procurement services provided by China Telecom Group.
(ii)	Represent construction and engineering as well as design and supervisory services provided by China Telecom Group.
(iii)	Represent IT services provided to and received from China Telecom Group.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2015

19.	Related Party Transactions (continued)

(a)	Transactions with China Telecom Group (continued)

Note: (continued)

(iv)	Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, health care and other community services.
(v)	Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.
(vi)	Represent amounts received and receivable from/paid and payable to China Telecom Group for mutual leasing of properties.
(vii)	Represent net amount shared between the Company and China Telecom Group for costs associated with centralised services. The amount represents amounts received or receivable for the net amount of centralised services.
(viii)	Represent amounts received and receivable from/paid and payable to China Telecom Group for interconnection of local and domestic long distance calls.
(ix)	Represent amounts received and receivable from China Telecom Group in respect of Internet applications channel services, including the provision of telecommunications channel and applications support platform and billing and deduction services, etc.
(x)	Represent interest paid and payable to China Telecom Group with respect to the amounts due to China Telecommunications Corporation and loans from China Telecom Group (Note 6).
(xi)	Represent amounts paid and payable to China Telecom Group primarily for lease of certain CDMA mobile telecommunications network (“CDMA network”) facilities located in Xizang Autonomous Region.
(xii)	Represent amounts paid and payable to China Telecom Group for lease of certain inter-provincial transmission optic fibres within its service regions.
(xiii)	Represent amounts paid and payable to China Telecom Group for leases of land use rights.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2015

19.	Related Party Transactions (continued)

(a)	Transactions with China Telecom Group (continued)

Amounts due from/to China Telecom Group are summarised as follows:

	30 June 2015 RMB millions	31 December 2014 RMB millions

Accounts receivable	436	329
Prepayments and other current assets	950	818

Total amounts due from China Telecom Group	1,386	1,147

Accounts payable	18,933	15,667
Accrued expenses and other payables	5,289	1,043
Short-term debt	19,686	19,398
Long-term debt and payable	61,710	61,710

Total amounts due to China Telecom Group	105,618	97,818

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt and payable, bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The terms and conditions associated with short-term debt and long-term debt and payable due to China Telecom Group are set out in Note 6.

As at 30 June 2015 and 31 December 2014, no material allowance for doubtful debts was recognised in respect of amounts due from China Telecom Group.

(b)	Contributions to post-employment benefit plans

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal, autonomous regional and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 14% to 21% of the salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. Other than the above, the Group also participates in supplementary defined contribution retirement plans managed by independent external parties whereby the Group is required to make contributions to the retirement plans at fixed rates of the employees’ salaries, bonuses and certain allowances. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above.

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2015

19.	Related Party Transactions (continued)

(b)	Contributions to post-employment benefit plans (continued)

The Group’s contributions for the above plans for the six-month period ended 30 June 2015 were RMB2,998 million (six-month period ended 30 June 2014: RMB2,865 million).

The amount payable for contributions to the above defined contribution retirement plans as at 30 June 2015 was RMB584 million (31 December 2014: RMB669 million).

(c)	Transactions with other government-related entities in the PRC

The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the People’s Republic of China through government authorities, agencies, affiliations and other organisations (collectively referred to as “government-related entities”).

Apart from transactions with parent company and its fellow subsidiaries (Note 19(a)), the Group has transactions that are collectively but not individually significant with other government-related entities, which include but are not limited to the following:

•	rendering and receiving services, including but not limited to telecommunications services

•	sales and purchases of goods, properties and other assets

•	lease of assets

•	depositing and borrowing

•	use of public utilities

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to the terms of transactions with other entities that are not government-related. The Group prices its telecommunications services and products based on government-regulated tariff rates, where applicable, or based on commercial negotiations. The Group has also established procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are government-related entities or not.

The directors believe the above information provides appropriate disclosure of related party transactions.

Other Information

Management Discussion and Analysis

According to paragraph 40 of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save as disclosed herein, the Company confirms that the current company information in relation to those matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the Company’s 2014 Annual Report.

Purchase, Sale or Redemption of Securities

During the six-month period ended 30 June 2015, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities.

Directors’ and Supervisors’ Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 30 June 2015, none of the Directors or Supervisors had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) (the “SFO”)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”).

As at 30 June 2015, the Company has not granted its Directors or Supervisors, or their respective spouses or children below the age of 18 any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right to subscribe for the shares or debentures.

Change of Directors and Supervisors since the Date of the 2014 Annual Report

The changes in the information relating to the Directors and Supervisors since the date of the Company’s 2014 Annual Report are set out below:

On 27 May 2015, Mr. Sui Yixun and Mr. Ye Zhong were approved to be appointed as supervisors of the Company respectively at the Annual General Meeting of the Company for year 2014.

Mr. Tse Hau Yin, Aloysius, the Independent Non-Executive Director of the Company, has been appointed as the Independent Non-Executive Director of China Huarong Asset Management Company, Limited. Meanwhile, Linmark Group Limited, in which Mr. Tse acts as an Independent Non-Executive Director, has now been renamed as Daohe Global Group Limited. Mr. Tang Qi, the Employee Representative Supervisor of the Supervisory Committee of the Company, has been appointed as the Senior President of the Shandong branch of the Company and has ceased to be the Vice Chairman of the Labour Union of China Telecommunications Corporation and the Company.

Save as stated above, there is no other information on the Directors or Supervisors of the Company required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules. The updated biographical details of the Directors and Supervisors are available on the website of the Company (www.chinatelecom-h.com).

Other Information

Material Interests and Short Positions in Shares and Underlying Shares of the Company

As at 30 June 2015, the interests or short position of persons who are entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings (excluding the Directors and Supervisors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be maintained under Section 336 of the SFO are as follows:

Name of Shareholder	Number of shares held	Type of Shares	Percentage of the respective type of shares in issue (%)	Percentage of the total number of shares in issue (%)	Capacity

China Telecommunications Corporation	57,377,053,317 (Long position)	Domestic shares	85.57%	70.89%	Beneficial owner

Guangdong Rising Assets Management Co., Ltd.	5,614,082,653 (Long position)	Domestic shares	8.37%	6.94%	Beneficial owner

JPMorgan Chase & Co.	1,664,665,573 (Long position)	H shares	11.99%	2.06%

258,583,732 shares as beneficial owner; 314,666,600 shares as investment manager; 55,400 shares as trustee (other than a bare trustee) and 1,091,359,841 shares as custodian corporation/approved lending agent

	48,881,111 (Short position)	H shares	0.35%	0.06%	Beneficial owner
	1,091,359,841 (Shares available for lending)	H shares	7.86%	1.35%	Custodian corporation/ approved lending agent

BlackRock, Inc.	1,117,267,132 (Long position)	H shares	8.05%	1.38%	Interest of controlled corporation

Commonwealth Bank of Australia	956,625,074 (Long position)	H shares	6.89%	1.18%	Interest of controlled corporation

Save as disclosed above, as at 30 June 2015, in the register required to be kept under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.

Other Information

Audit Committee

The audit committee has reviewed with management and the Company’s international auditor, Deloitte Touche Tohmatsu, the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the Company’s Interim Report for the six months ended 30 June 2015.

Compliance with the Corporate Governance Code

The Company attaches great importance to corporate governance. We continued to make efforts in improving the Company’s internal control mechanisms, strengthening information disclosure and enhancing the Company’s transparency, developing corporate governance practices and protecting shareholders’ interests to the maximum degree.

The roles of Chairman and Chief Executive Officer of the Company were performed by the same individual, for the six-month period ended 30 June 2015. In the Company’s opinion, through supervision of the Board of Directors and Independent Non-Executive Directors, and effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can achieve the goal of improving the Company’s efficiency in decision-making and execution and effectively capture business opportunities. Many international leading corporations also have a similar arrangement.

Save as stated above, the Company has been in compliance with all the code provisions under the Corporate Governance Code as set out in Appendix 14 of the Listing Rules throughout the six-month period ended 30 June 2015.

Compliance with the Model Code for Securities Transactions by Directors and Supervisors

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules to govern securities transactions by Directors and Supervisors. Further to the specific enquiries made by the Company to Directors and Supervisors, they have confirmed their compliance with the Model Code throughout the period from 1 January 2015 to 30 June 2015.

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